F-Secure


F-SECURE®


04035312

82-5035

June 17, 2004

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

~~Jaana Sirkiä~~ Henrietta Malmari
Corporate communicator

7/13

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com


F-SECURE®

FOR RELEASE March 18, 2004

F-Secure strengthens ISP business and Linux security solutions

CeBIT, March 18, 2004

New Security Solution by F-Secure and T-Com
F-Secure and T-Com, the fixed networks division of DeutscheTelekom, are expanding their cooperation. The new product T-TeleSec Server and Desktop Security offers virus protection, a distributed firewall, intrusion detection, as well as central administration for computers/laptops and servers in local networks in one integrated solution for small and medium-sized companies.

Please read the press release at http://www.f-secure.com/news/.

Continued success for Security as a Service with Internet Service Providers
F-Secure has conquered two new countries with Security as a Service agreements with Internet Service Providers, where the ISPs start offering data security to their online customers. These new operators are Raiffeisen OnLine Gen.m.b.H., the biggest Internet service provider in Northern Italy, and InterViVo Networks Ltd, a UK broadband Internet service provider.

F-Secure's security solutions as a subscription service are provided by the leading Telco operators and ISPs across Europe: Deutsche Telekom in Germany, Wanadoo in France, TeliaSonera in Sweden and Finland, Glocalnet in Sweden, Elion Enterprises in Estonia, TDC in Denmark, Bluecom in Norway, Czech Telecom in Czech Republic, Axelero in Hungary and Elisa Oyj in Finland.

Please read the press releases at http://www.f-secure.com/news/.

Please see the complete ISP reference list: http://www.f-secure.com/products/pex/references.shtml

New protection for Linux/Samba servers and more features for ISP customers
F-Secure Anti-Virus for Samba Servers, a new easy to use, automatic anti-virus solution to protect Linux based file and print servers. With these new solutions, F-Secure brings Linux security to a new level and enables organizations to safely deploy Linux to their existing IT infrastructure and be sure their Windows-content is secure even when served by Linux-servers.

F-Secure is expanding its offerings in its Security as a Service concept for Internet Service Providers to include also spam control and parental control. New applications, Spam Control and Parental Control, will be fully integrated to the existing security suite that provides ease of use and automated desktop security for users of the Internet.

Please read the press releases at http://www.f-secure.com/news/.

F-Secure Corporation

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

Visit F-Secure at CeBIT in hall 6, stand F38.

Press contact:

F-Secure GmbH
Sandra Proske
Public Relations Manager
Hofmannstr. 7
81379 München
Tel: +49 89 787 467 22
Fax: +49 89 787 467 99
E-Mail: sandra.proske@f-secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

F-SECURE®



FOR RELEASE April 27, 2004

F-Secure Group's financial results January 1 - March 31, 2004

Record high content security revenues, Security as a Service offering through operators continued its steady and strong growth

For the 1st quarter of 2004, F-Secure reported revenues of 10.5 million euros. The operating result was 0.8 million euros positive, which represents an increase of 1.0 m euros from the first quarter of 2003.

The content security revenues grew by 46% year-over-year and the growth exceeded estimates as the first quarter has traditionally been a weak one. New license sales continued to grow strongly in the corporate segments and especially strongly in the consumer segment. Service provider business (Security as a Service) increased by 158 % annually and 28% quarter-over-quarter

The Group has four business areas in content security: corporate, service provider, consumer and wireless businesses. Content security contains among other things the following key solutions: anti-virus, firewall, intrusion prevention, anti-spam, application control and parental control. Corporate customers represented 73% of the content security revenues, the service provider business 18%, the consumer business 8% and handheld and wireless security revenues represented 1%. The quarter was characterized by solid growth in both revenues and new licenses, especially in Central Europe and Japan.

Q1 marked the shift from "plain vanilla" anti-virus products to a broader approach to content security and intrusion prevention. The F-Secure Anti-Virus Client Security product, launched in late 2003, already outsold the F-Secure Anti-Virus desktop product in the corporate segment. The Group's newest product releases have continued to enjoy success in the industry press. Both the F-Secure Client Security and the F-Secure Internet Security 2004 product received a large amount of highly positive reviews by PC magazines in the UK, Germany and Sweden.

The key service provider partners, Deutsche Telekom in Germany and Wanadoo in France, continued to increase the business. In Q1 the Group announced new partnerships with Medinet (Slovenia), InterViVo (UK), Axelero (Hungary) and Raiffeisen OnLine (Italy). The total number of announced Service Provider partnerships now exceeds 20.

"The Group's key goal is to continue to grow the content security business faster than the industry. The current focus in corporate business is on Europe, the Group's home market and the Security as a Service business as well as web sales (e-Store) with a global focus. Last quarter exceeded our expectations and we expect an improvement in EBIT for the full year 2004 compared to 2003", says Risto Siilasmaa, President and CEO of F-Secure Corporation.

A press and analyst conference will be arranged today, April 27, at 11 am Finnish time at the Group's Headquarters, Tammasaarenkatu 7, Helsinki. A conference call for international investors and analysts will be arranged at 1530 Finnish time (1430 CET, 1.30 pm UK time). Instructions can be found at http://www.europe.f-secure.com/investor-relations/

Quarterly reports for 2004 will be published on August 3 (Q2) and October 26 (Q3). A Stock Exchange bulletin will be sent at 9 am Finnish time to the Helsinki Exchanges, a press and analyst conference will be arranged at 11 am Finnish time in Helsinki, and an international conference call will be arranged in the afternoon. Full details will be provided later on the Group's web site.

Additional information:

F-Secure Corporation
Risto Siilasmaa, President and CEO tel.358 9 2520 5510
Taneli Virtanen, CFO tel.358 9 2520 5565

http://www.F-Secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com


F-SECURE®

FOR RELEASE April 27, 2004

F-Secure expands the Security as Service concept in the UK

F-Secure Corporation (HEX: FSC), and C-MI Labs plc, a UK security service provider, today announced that they have signed a partnership to offer managed desktop security services to C-MI's customers.

C-Media Interactive, a C-MI Labs plc company, is a leading managed antivirus service ISP providing a managed network security solution through an alliance with industry leading antivirus vendors. As a service provider, CMI Labs addresses the growing concerns of companies that want reliable protection without investing in personnel, hardware, software, or security infrastructure components.

"Our mission is to offer complete and reliable security solutions to our customers. By offering automated online security services, we will help our customers to avoid the ever-growing threat of computer viruses. By us forming an alliance with F-Secure, it positions us to offer our customer base a well managed automated antivirus products and services," says Ian Johnson, Sales Director of CMI Labs.

The exponential growth in Internet security threats, such as new viruses, worms and Trojans as well as external attacks, has dramatically increased the interest in easy-to-use and automatic security solutions. Home users and small offices are especially vulnerable, as they do not always have the time, know-how or resources to keep their systems up to date and protected. They need automated security that is offered as a service.

"It is important that the service providers respond to today's needs and take responsibility by providing users with easy-to-use, secure Internet solutions. As today's virus attacks combine multiple threats, such as hacking tools, traditional antivirus is not enough. The only way to protect computers against these attacks is to have always-on and frequently up-dated virus protection combined with a personal firewall. We are pleased to partner with C-MI Labs to offer industry leading security solutions to their customers," says Kimmo Alkio, COO at F-Secure Corporation.

F-Secure Security as a Service(tm) concept, a turnkey solution to Service Providers, provides automated desktop security services like anti-virus and personal firewall, that can be easily combined with service providers existing service portfolio. The built-in customisation and branding support allows the service providers to bring the services into the market under their own brands.

F-Secure's security solutions as a subscription service are provided by the leading Telco operators and ISPs across Europe: Deutsche Telekom in Germany, Wanadoo in France, TeliaSonera in Sweden and Finland, Glocalnet in Sweden, Elion Enterprices in Estonia, TDC Cable TV in Denmark, BlueCom in Norway, Czech Telecom in Czech Republic and Elisa Oyj in Finland.

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

For more information, please contact:

F-Secure Corporation
Mr. Kalle Korpi, Sales Director
Service Provider Solutions
Tammasaarenkatu 7, PL 24
00181 Helsinki, Finland
Tel. +358 9 2520 4123
E-Mail: kalle.korpi@f-secure.com

www.f-secure.com

About C-MI Labs plc

C-MI Labs plc is a leading security service provider providing customers with a managed network security solution through an alliance with industry leading antivirus vendors. C-MI's goal is to offer a range of award winning network security application products to guarantee its customers reliable and secure use of the network. The managed services are technically geared towards the online distribution of applications and services.

For more information, please contact:

C-MI Labs plc
Ian Johnson, Sales Director
Flexia House, Capital Park
Coombe Lane, Wormley
Surrey GU8 5SZ
United Kingdom
Tel. +44 8707 801070
E-Mail: ianj@cmiasap.com

www.cmilabsplc.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com


F-SECURE®

FOR RELEASE April 28, 2004

Proofpoint and F-Secure Announce Technology Partnership

Partnership Strengthens Anti-Virus Capabilities of Proofpoint Message-Protection Solutions

Apr. 28, 2004 – Proofpoint, Inc., the leader in large-enterprise comprehensive message protection solutions, and F-Secure Corporation, a leading provider of leading provider of antivirus and intrusion prevention solutions for individuals and businesses, today announced that the companies have forged a technology partnership. Under the terms of the partnership, Proofpoint will integrate F-Secure's gateway anti-virus solutions into the Proofpoint Protection Server™ and P-Series™ Appliance, resulting in a comprehensive solution that provides enterprise-wide protection against spam and viruses, as well as outbound message filtering.

The F-Secure partnership adds another true best-of-breed anti-virus solution to the Proofpoint technology portfolio. By committing to partnerships with multiple best-of-breed vendors, Proofpoint provides its customers with the flexibility to select their preferred anti-virus solution when deploying a Proofpoint message-protection system.

"We believe that Proofpoint represents the future of total message protection, by delivering anti-spam, anti-virus and outbound content compliance on a single, fully integrated platform," said Travis Witteveen, Vice President, Americas, for F-Secure. "When combined with our industry-leading anti-virus solutions, Proofpoint's products enable enterprises to restore e-mail to its rightful place as a vital channel of business communications."

Both the Proofpoint Protection Server and the P-Series Appliance are based on Proofpoint MLX™ technology, which combines traditional anti-spam techniques with advanced machine-learning technologies to provide total enterprise message protection.

Proofpoint MLX technology examines approximately 50,000 attributes to detect spam, compared to the 3,000 or fewer examined by traditional anti-spam tools. This results in near-perfect spam detection and – when integrated with best-of-breed anti-virus technology such as F-Secure's – also enables virus protection that blocks or quarantines potential viruses, while allowing administrators to quickly and easily write rules to automatically delete certain types of messages. Proofpoint MLX technology also enables enterprises to filter outgoing email to prevent the egress of sensitive content and ensure compliance with internal email policies and external regulations.

Many of the world's leading enterprises, including Kaiser Permanente, Bristol-Myers Squibb and Cincinnati Bell, rely on Proofpoint's message-protection solutions to stop spam and viruses from

entering their organizations, while also preventing inappropriate outbound email from escaping the enterprise.

"Our partnership with F-Secure is a major win for customers, because now they can benefit from F-Secure's leadership in anti-virus along with Proofpoint's anti-spam technology, all on a single enterprise-scale platform," said Gary Steele, president and CEO of Proofpoint. "F-Secure offers an exceptionally robust anti-virus solution for Linux, and their multiple scanning engines and world-class anti-virus research team will protect our customers against virtually every message-borne threat today."

About F-Secure Corporation

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

More information may be found at www.f-secure.com, or by calling +1 408.938.6700.

For more information, please contact:

Marie Clark
Rocket Science
Tel. +1 415-464-8110 x4
marie@rocketscience.com

About Proofpoint, Inc.

Proofpoint provides business software for large enterprises to stop spam, protect against email viruses and ensure compliance with corporate policies and regulations through their messaging infrastructures. The company's flagship product, Proofpoint Protection Server™ is a software breakthrough that employs Proofpoint's MLX technology, an advanced machine learning system developed at Proofpoint's Anti-spam Laboratory, to govern the flow of digital correspondence. Proofpoint was founded by technology visionary and former CTO of Netscape Communications, Eric Hahn. The Cupertino, California-based company is funded by Benchmark Capital, Inventures Group, Mohr, Davidow Ventures, RRE Ventures and Stanford University. For more information, please visit www.proofpoint.com.

For more information, please contact:

Andy Murphy
SparkSource, Inc. for Proofpoint
Tel. +1 781-274-6061 208
pr@proofpoint.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com


F-SECURE®

FOR RELEASE April 28, 2004

ContentKeeper Technologies incorporates F-Secure Anti-Virus for Linux File Servers into their ContentKeeper Internet Filtering Appliance product family

InfoSec, London, April 28, 2004 - ContentKeeper Technologies, leader in Internet Filtering technology incorporates F-Secure Anti-Virus for Linux File Servers into their ContentKeeper Mail Solution Suite. ContentKeeper has developed software to monitor, manage and control all types of spam and viruses passing through their SMTP gateways.

ContentKeeper Mail is a spam and virus filter that uses a combination of the highly acclaimed, ContentKeeper Closed Loop Collaborative Filtering™ methodology and F-Secure Anti-virus to secure enterprise Mail Gateways. The new modules are deployed in ContentKeeper's purpose built filtering appliances in conjunction with the award winning Web Content Filtering system.

"The ContentKeeper Mail anti-spam technology is combined with F-Secure Anti-Virus for Linux File Servers featuring multiple virus scanning engines. This expands the security of our solution as updates to the signature database are automated and transparent to the user ensuring that virus attacks can be detected and dealt with effectively," said David Williams of ContentKeeper Technologies.

"F-Secure has been designing and developing antivirus solutions for Linux for several years. Already today F-Secure Anti-Virus for Linux Workstations, Servers and Gateways provide unsurpassed protection against all types of viruses, trojans and other hostile code. We are happy to cooperate with ContentKeeper to protect the systems of their clients", says Kimmo Alkio, COO, F-Secure Corporation.

About ContentKeeper Technologies

ContentKeeper Technologies specializes in developing state of the art software and appliances to assist organisations to Monitor, Manage and Control their Internet usage. Our client base covers many vertical markets and includes high profile organisations such as the Salvation Army, Hyatt Hotels, NHS Trust Hospitals, Hawker Pacific Aerospace and many educational institutions around the globe. ContentKeeper has assisted many organisations in reducing Internet access costs, and minimizing viewing and downloading of inappropriate Internet content in the workplace.

For further information, please contact:

Susan Shaw
Marketing Manager
susan.shaw@contentkeeper.co.uk

www.contentkeeper.com

About F-Secure Corporation
coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats and for businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and leading mobile equipment manufacturers, such as Nokia.

For more information about F-Secure, please contact:

F-Secure Corporation
Nicola Rix, UK Marketing Manager
Tel. +44 1954 268917
Email: nicola.rix@f-secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com


F-SECURE®

FOR RELEASE May 2, 2004

New automatic Internet worm spreading at increasing pace

F-Secure issuing a global alert on the Sasser worm

F-Secure Corporation has been following the spread of the Sasser worm over the weekend of May 1st. This new worm spreads to Windows PCs automatically, even if nobody is using the PC at the time. After a machine gets infected, the worm will start to spread to other computers. As a side effect, users might see error messages and experience the computer rebooting repeatedly.

The number of affected PCs is already estimated to be in hundreds of thousands and it will continue to rise as the working week starts. "This case resembles the Blaster incident from August 2003 a lot", says Mikko Hypponen, director of antivirus research at F-Secure. "Both were automatic worms using a relatively new hole in Windows and causing frequent reboots." Together with Slammer and Sobig.F, Blaster was one of the largest virus incidents of 2003 and even caused problems to infrastructure systems such as ATM networks and train and air travel systems. "I hope administrators have improved security since then. Otherwise we might see similar problems again", says Hypponen.

Two slightly different versions of the Sasser worm were discovered on May 1st. These worms spread through the LSASS vulnerability, which was discovered in mid-April. The Microsoft patch to close the hole had been available for download for 18 days before Sasser was found. The worm is targetting Windows 2000 and XP machines - the two most common operating systems. However, the network traffic generated by the worm might slow down other systems as well, including non-Windows systems.

Corporate networks should be protected against Sasser and its variants by the corporate firewalls, separating internal networks from public networks. "We're mostly worried about Monday morning, when hordes of laptop users return to their workplaces with their machines, possibly carrying the virus behind the firewall", comments Hypponen.

For home users, the advice is simple: if you're running Windows 2000 or XP and have not updated your Windows during the last two weeks, do NOT go online without a firewall.

If your computer is already infected, you need to patch the LSASS hole first, then remove the worm - otherwise the worm could reinfect you right away. F-Secure's and Microsoft's websites have detailed instructions on how to do this.

F-Secure's Viruslab is monitoring the situation in their weblog: http://www.f-secure.com/weblog/
Technical description of the virus: http://www.f-secure.com/v-descs/sasser.shtml

F-Secure has released a free tool to remove the Sasser.A and Sasser.B worms. The tool is available for download from the above link.

Microsoft has more information on the incident at:
http://www.microsoft.com/security/incident/sasser.asp

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats and for businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and leading mobile equipment manufacturers, such as Nokia.

For more information, please contact:

F-Secure Corporation
Mikko Hypponen, Director, Anti-Virus Research
Tel. +358 9 2520 5513
Email: mikko.hypponen@f-secure.com

Press release


F-SECURE®

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE May 11, 2004

F-Secure celebrates ten years in the web

Big WEBTENNIAL party under way

F-Secure Corporation was one of the first companies in the world to establish an on-line presence. Our web site has been part of the Internet since 22 April 1994, which makes it by far the oldest on-line antivirus information source anywhere. We are now celebrating ten years of continuous service to roughly 50 million distinct users worldwide, and continue to serve almost one million visitors every month.

"In April 1994, we had already been maintaining our antivirus BBS for several years, and realized how the graphical user interface just introduced by the Mosaic browser could make the Internet accessible to a much larger user base. Practically no commercial web sites existed at the time, but we saw that this www thing was simply so cool that we wanted to be part of it", comments Ari Hypponen, Chief Technology Officer of F-Secure Corporation. "Nobody knew it would explode like it did", he continues.

How long a time is ten years? In Internet years, it is a very long time indeed. For example, in April 1994 there was no www.microsoft.com, www.ibm.com or www.apple.com. There were no search engines. No Google, no Yahoo, no MSN, or even Altavista. Likewise, there was no www.cnn.com, www.msnbc.com, www.bbc.co.uk, www.amazon.com, www.ebay.com, or www.paypal.com.

Things like banner ads did not exist. No Java, no Real Audio, no Flash, no MP3 or Divx movies. Internet Explorer, Netscape, Mozilla and Opera did not exist yet. The most common browsers of the time were NCSA Mosaic and Lynx, along with Cello and Winweb.

When we went online, the most common desktop operating system was MS-DOS with Windows 3.11 that lacked a TCP/IP stack and required the use of add-on tools such as Trumpet WinSock. Most web surfers were using Unix-based systems. Windows 95 would only be released in a year and let the masses visit the Internet.

In April 1994, there were around 2,000 web sites in the whole world. By 1996, there were 650,000 web sites. Now the count of public sites is well over five million worldwide.

In 1994, most of the internet data traffic was FTP, followed by telnet, email and Gopher. Today, most of the traffic is created by web browsing, P2P networks and email spam.

Most web sites and web users were coming from universities. Companies were just starting to get to the Internet. Of course, several websites did already exist. In addition to various universities, places like www.un.org and www.whitehouse.gov were already online.

One of the first corporate websites was Digital's www.dec.com, started in 1993. Of course Digital has since been bought by Compaq which has been bought by HP, online now at www.hp.com. Likewise, F-Secure's first site was not called www.f-secure.com. In 1994, our company name was Data Fellows, and the site was www.datafellows.com. Some of the services on our site have survived pretty well in their original format throughout the last decade, including our virus description database.

As you can expect, our site was the first antivirus site in the web, and we continue to provide first-class information to our visitors. Now we are celebrating our WEBTENNIAL PARTY with a promotion where we offer a 20% discount on our leading Internet security product.

For a look at our web site through the years, and details on the party promotion, please visit http://www.f-secure.com/webtennial/. We look forward to serving you for many more years to come.

About F-Secure Corporation
F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in the USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

For more information, please contact:

F-Secure Corporation
Ari Hypponen, Chief Technology Officer
PL 24
FIN-00181 Helsinki
Tel +358 9 2520 5511
Fax. +358 9 2520 5018

http://www.f-secure.com/

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com


F-SECURE®

FOR RELEASE May 18, 2004

F-Secure introduces complete information security solution for small businesses

F-Secure has today released a new product suite, F-Secure Anti-Virus Small Business Suite, targeted for small and medium businesses. The suite provides complete information security coverage including antivirus and firewall protection for workstations and laptops. The suite also includes antivirus protection for Windows file servers and Microsoft Exchange email servers.

Small companies typically do not have resources or time to follow the latest security advisories and virus outbreaks. Still, they are faced with the same security risks as the large companies with dedicated IT security departments. Network worms, such as the Sasser, that are utilizing operating system vulnerabilities are able to cause serious productivity losses for small companies even if their antivirus software is updated but lack a firewall. Antivirus alone cannot prevent network worms doing damage.

"Compared to a plain antivirus solution the F-Secure Anti-Virus Small Business Suite adds an additional security layer to tackle the risk of fast spreading network worms. The solution prevents network worms and hackers from gaining access to desktops and laptops no matter where they connect to the Internet", said Topi Hautanen, Marketing Manager of Corporate Business Unit at F-Secure Corporation.

F-Secure Anti-Virus Small Business Suite is easy to use and has automatic protection bundled with a desktop-level firewall and intrusion prevention. Simple low-cost administration and deployment through centralised management and automatic updates provide clear customer benefits to small and medium sized companies. F-Secure Anti-Virus for File Servers eliminates viruses within a company's Windows servers while F-Secure Anti-Virus for Microsoft Exchange scans and keeps viruses out at the Exchange servers before they reach end-user's mailboxes.

About F-Secure
F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

For more information, please contact:

Topi Hautanen, Marketing Manager of Corporate Business Unit
PL 24, FIN-00181 Helsinki
Tel +358 9 2520 5596, Fax. +358 9 2520 5018 http://www.f-secure.com/

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com


F-SECURE®

FOR RELEASE June 3, 2004

Charter Communications Selects F-Secure For Hosted Antivirus and Data Security Service

Cable Company to Offer Security Services to its High-Speed Internet Users

June 3rd, 2004 - F-Secure® Corporation (HEX: FSC), a leading provider of antivirus and security software, announced today that it has been selected by Charter Communications, Inc. (Nasdaq: CHTR) to provide managed antivirus and security software to Charter's High-Speed™ Internet Servicecustomers. With operations in 37 states, Charter is a leading cable television operator in the United States, and a provider of high-speed Internet services.

"Individual consumers, as well as small businesses, often lack expertise or time to manage and update their computer security software," said Travis Witteveen, Vice President of U.S. operations for F-Secure. "By working with companies like Charter to offer automated online security services, we help people avoid the ever-growing threat of computer viruses."

"We continually look for ways to improve our products," said Jeff Jay, Vice President of Product Development for Charter Communications. "Being able to offer simple, automatic antivirus and security protection is a real bonus for our customers and a huge differentiator for Charter.

"We chose F-Secure's hosted security services for three reasons: Their technology is ideally suited for service providers like us. F-Secure has proven itself repeatedly with their track record of over twenty successful deployments worldwide. Finally their world-class antivirus research lab has a track record of responding faster to new virus threats than many other Security Software providers."

F-Secure's suite of sevices includes: antivirus protection, personal firewall, parental controls and anti-spam controls.

Charter is piloting the security protection services starting this month, and will soon offer the services to all of its 1.6 million high speed data customers. For Charter's 3 meg customers, there will be no additional charge for the security services.

About Charter Communications

Charter Communications, Inc., a broadband communications company, provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform via Charter Digital™ and Charter High-Speed Internet Service™. Charter also provides business to business video, data and Internet protocol (IP) solutions through its Commercial Services Division. Advertising sales and production services are sold under the Charter Media® brand. More information about Charter can be found at www.charter.com.

About F-Secure Corporation

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

More information, please contact:

F-Secure Corporation
Mr. Kalle Korpi, Sales Director, Service Provider Solutions
PL 24
00181 Helsinki, Finland
Tel. +358 9 2520 4123
E-Mail: kalle.korpi@f-secure.com

www.f-secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com


F-SECURE®

FOR RELEASE June 3, 2004

WEB.DE enters growth market for PC security

WEB.DE cooperates with security solutions provider F-Secure and offers extensive PC protection as a Digital Service

The onslaught of constantly new virus attacks against digital communications is steadily getting worse. Ever more dangerous versions of the threats are spreading more quickly and the user's need for professional protection is increasing rapidly. The customers of service providers have a strong interest in easily downloadable and automatically updated security services for their local PC's.

This interest is shared by the Internet portals. Whenever a new virus or worm becomes widespread it can cause severe damage to Internet portals by increasing the network traffic, support calls and also the churn rate of customers - as they lose confidence in the service provider when their computers get infected. That is why Web portals and email service companies have already started to offer their members reliable security concepts to keep e-mails clean from viruses. But viruses spreading through email is not the only problem. Network worms can also gain control of a computer whenever it logs on to the Internet by exploiting security flaws in the operating system. For this reason it is crucial to bring protection - both antivirus software and a firewall with intrusion prevention - also to all the desktop computers in the service provider's network.

WEB.DE AG in Karlsruhe is the latest Web portal to add F-Secure protection for their customers. WEB.DE is one of the most successful German companies operating in the high-growth and future-oriented Internet market. Providing access to 21 portals as well as numerous services, the Internet portal WEB.DE is one of the most popular German online offerings. More than 30 % of German Internet users are also WEB.DE users. WEB.DE and F-Secure are now working together in order to offer WEB.DE members comprehensive protection against viruses, worms, and hackers. Statistics show that the F-Secure service is systematically faster in protecting against new threats compared to major competitive services.

As a first step, WEB.DE is equipping its premium e-mail offer WEB.DE Club with an additional professional PC virus protection. This enables the more than 10 million WEB.DE users to include a high-quality antivirus service into their monthly WEB.DE subscription. This will continue to accelerate the growth of this digital service (+ 300% subscribers since the beginning of 2003). The current 250,000 Club members will also be able to use this additional service for 12 months as part of their existing membership. WEB.DE Club is the only premium e-mail service in Germany offering

its users comprehensive computer protection against viruses, worms, and other computer network threats at no additional charge.

In addition to the integration in the WEB.DE Club, WEB.DE offers additional F-Secure security services under its own "WEB.DE Edition"-brand for all users to purchase and download: "F-Secure Anti-Virus WEB.DE Edition" and "F-Secure Internet Security-WEB.DE Edition."

WEB.DE chief executive Matthias Greve says: "Virus protection and PC security is an extremely attractive market due to its constantly increasing importance for the user, and with F-Secure we have a partner whose security products are already utilized by over 20 ISPs worldwide. We believe that the WEB.DE users will readily accept these new services." Digital Services enjoyed the strongest growth in 2003 at WEB.DE (+ 74% year-to-year comparison) and will also contribute considerably to the aspired growth of 35 to 40% in 2004.

About WEB.DE AG

WEB.DE AG, Karlsruhe, is the operator of the Internet portal WEB.DE (http://web.de), which currently reaches one in three Internet users in Germany (9.3 million monthly users, source: Nielsen NetRatings, April 2004). With an array of 21 portals, which are comprised of 300 theme areas and numerous services, WEB.DE boasts one of the most comprehensive German online offerings. The share of WEB.DE AG is listed in the Prime Standard segment of the Frankfurt Stock Exchange (ISIN DE 000 5296503) and is a constituent of the technology selection index TecDAX. Since Q4/2002 (break-even), WEB.DE has been in the black.

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

Contact:
WEB.DE AG
Andreas Horst
Spokesman
Amalienbadstrasse 41
76227 Karlsruhe
Telephone 0049 721 - 94329-5370
Telefax 0049 721 - 94329-2929
E-Mail:anho@webde-ag.de

F-Secure
Manager Public Relations
Sandra Proske
Hofmannstraße 7
81379 München
Telephone 0049-89/78 74 67 - 22
Telefax 0049-89/78 74 67 – 99
E-Mail: sandra.proske@f-secure.com

Press release


F-SECURE®

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE June 14, 2004

Zafi.B worm can Terminate Antivirus Programs

The new variant spreads fast in several different languages

F-Secure is warning the computer users of a new variant of Zafi email worm - Zafi.B - that was found in the wild on Friday, June 11th. Due to the worm's spreading speed, it was raised to Radar level 2 alert on Sunday, June 13th. The worm spreads by email in variable PIF.-, .EXE-, or COM -attachments. It also sends the messages in several different languages; e.g. in English, Italian, Spanish, Russian, Swedish, German or Finnish.

Like a typical email worm, Zafi.B also gathers addresses from the users address books and then spreads by sending itself to those addresses. When the worm activates, it copies itself to the Windows System Directory with a random .DLL and random .EXE name. After this the worm scans through all directories in the system and replicates as either 'winamp 7.0 full_install.exe' or 'Total Commander 7.0 full_install.exe' to all folders that contain 'share' or 'upload' in their name. In addition to this, it terminates all applications that have 'firewall' or 'virus' in their filename.

"This worm is tricky, as it has a feature that can close down firewalls and antivirus programs in order to help itself spread further", Mikael Albrecht, the product Manager at F-Secure explains. "But that's not all. Another interesting thing about this worm is that the infected messages come in many different languages. As most of the widely spread worms use only English, this feature may confuse the user to open the message - and the worm spreads on", he continues.

As an example an email message sent by Zafi.B may look like this:

Sender: Jennifer
Subject: eYou`ve got 1 VoiceMessage!
Attachment: "link.voicemessage.com.listen.index.php1Ab2c.pif"

Message body:

Dear Customer!

You`ve got 1 VoiceMessage from voicemessage.com website!
You can listen your Virtual VoiceMessage at the following link:
http://virt.voicemessage.com/index.listen.php2=35affv
or by clicking the attached link.
Send VoiceMessage! Try our new virtual VoiceMessage Empire! Best regards: SNAF.Team (R).

Examples of the messages in other languages as well as more detailed technical description of the Zafi.B worm are available in the F-Secure Virus Description Database at http://www.f-secure.com/v-descs/zafi_b.shtml

F-Secure Anti-Virus can detect and remove the Zafi.B worm. F-Secure Anti-Virus can be downloaded from http://www.f-secure.com.

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

For more information, please contact:

F-Secure Corporation
Mikael Albrecht, Product Manager
Tel. +358 40 550 9349
Fax. +358 9 2520 5001
Email: mikael.Albrecht@f-secure.com

http://www.f-secure.com

Press release


F-SECURE

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com

FOR RELEASE June 15, 2004

The first mobile worm Cabir proves a point, but causes no serious threat

Cabir, a Symbian OS worm discovered yesterday, has been confirmed to be the first real mobile phone virus. Symbian OS is an open operating system, which is used in data-enabled mobile phones of leading phone manufacturers.

The Cabir worm runs in mobile phones that use the Symbian Series 60 user interface platform. The worm is packed in a Symbian installation file (.sis) and tries to spread further over Bluetooth. When installed in the phone, the worm activates automatically and starts looking for new devices that use Bluetooth. Once Bluetooth phones in discoverable mode are found, the worm tries to replicate by sending itself to them. The worm activates, if the user of the receiving phone chooses to accept and install the received file named caribe.sis, which contains the worm.

Although the worm does not cause any immediate threat to phone users, it clearly demonstrates the fact that technology to write viruses on mobile devices already exists and is also known to virus writers.

"No incidents of Cabir spreading have been reported so far, but this worm is nevertheless perfectly functional and able to spread if released in the wild", Matias Impivaara, Business Manager, Mobile Security Services, at F-Secure explains. "If a person with an infected phone was walking through a city centre during the busiest afternoon jam, thousands of others could be infected. Even when we tested this worm, we had to do it in the company's bomb shelter in order to prevent the worm from connecting to other Bluetooth phones and spreading", he continues.

Mobile malware incidents cause end user support load, terminal downtime, negative customer experience, slow service adoption, and bad publicity. The possibility of virus threats on mobile devices is increasing constantly when more advanced handheld devices are introduced to the market. Also unintentional harmful content and vulnerabilities in mobile devices are causing more and more problems.

The emerging mobile virus threat calls for new measures from both the service providers and users of mobile devices. Protection against harmful content will be required on every terminal using an open operating system, but smartphone users should not be troubled with security any more than is absolutely necessary.

Operators, service providers and mobile device vendors are in the best position to provide antivirus services for mobile phone users. Mobile phone users themselves should be cautious about the threat and be careful not to install any unknown applications.

The Symbian Series 60 version of F-Secure Mobile Anti-Virus detects the Cabir worm and is able to delete the worm components.

F-Secure Mobile Anti-Virus is a comprehensive solution for protecting mobile terminals against harmful content. It provides real-time on-device protection with automatic over-the-air antivirus updates through a patented SMS update mechanism or HTTPS connections.

More information and screen shots of the worm installation and disinfection are available at http://www.f-secure.com/v-descs/cabir.shtml and http://www.f-secure.com/weblog/.

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management. Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

For more information, please contact:

F-Secure Corporation
Matias Impivaara, Business Manager, Mobile Security Services
Tel. +358 40 723 6677
Fax. +358 9 2520 5001
Email: matias.impivaara@f-secure.com

http://www.f-secure.com

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.f-secure.com


F-SECURE®

FOR RELEASE June 17, 2004

Major cable operator com hem uses F-Secure's security services to offer protection to Swedish customers

F-Secure Corporation (HEX: FSC), and com hem AB, the leading Swedish cable TV operator, today announced that they have signed a partnership to offer managed desktop based security services to com hem's Cable TV broadband Internet customers.

com hem delivers broadband and television to one third of all Swedish households. com hem has now added subscription based automated online security services to their service portfolio. The services are offered to com hem's Broadband Internet customers and will be available at www.comhem.se.

"As penetration of broadband Internet grows, there is clear increasing demand for easy-to-implement and preconfigured security services. Fast automatic updates of the anti-virus data base together with powerful antivirus and firewall applications bring a lot of additional value to our existing access services. We are happy to cooperate with F-Secure because this security service helps us to differentiate our offering in today's competitive business environment and we can offer our customers the best possible protection", says Christer Eriksson, Manager of Broadband Services at com hem.

"F-Secure's security as a service solution is a turnkey solution which provides automated security services that can be combined with the operator's existing service portfolio. The built-in customization and branding support allows the service providers to bring the services into the market under their own brands. We are pleased to partner with com hem to provide the needed security solutions to their customers," says Kina Persell, Country Manager, F-Secure AB, Sweden.

F-Secure's security solutionshave an increasing popularity as a subscription service among leading IPS's and portals in Europe and the US. These include Charter Communications in the US, Deutsche Telekom in Germany, Wanadoo in France, TeliaSonera in Sweden and Finland, Glocalnet in Sweden, Elion Enterprices in Estonia, TDC Cable TV in Denmark, BlueCom in Norway, Czech Telecom in Czech Republic and Elisa Oyj in Finland.

About F-Secure

F-Secure Corporation protects individuals and businesses against computer viruses and other threats coming through the Internet or mobile networks. Our award-winning solutions include antivirus, desktop firewall with intrusion prevention and network encryption. Our key strength is the speed of response to new threats. For businesses our solutions feature centralized management.

Founded in 1988, F-Secure has been listed on the Helsinki Exchanges since 1999. We have our headquarters in Helsinki, Finland, and offices in USA, France, Germany, Sweden, the United Kingdom and Japan. F-Secure is supported by a global ecosystem of value added resellers and distributors in over 50 countries. F-Secure protection is also available through major Internet Service Providers, such as Deutsche Telekom and France Telecom.

For more information, please contact:

F-Secure Corporation
Mr. Björn Werling, Sales Manager, Service Provider Solutions
Tammasaarenkatu 7, PL 24
FIN-00181 Helsinki, Finland
Tel: +358 9 2520 5670
Email: bjorn.werling@f-secure.com

http://www.F-Secure.com